December 6, 2005


United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549


      Re: Nexicon, Inc.
          Withdrawal of Application for Withdrawal of Registration Statement Filed on November 29, 2005
          File No. 333-126596

Ladies and Gentlemen:

      Nexicon, Inc. (the "Registrant") hereby withdraws its application (the "Form RW") for an order granting withdrawal of its Registration Statement on Form SB-2 filed by the Registrant on July 14, 2005 (File No. 333-126596), and all exhibits thereto, in accordance with Rule 477 of the Securities Act of 1933, as amended. The Form RW was filed with the United States Securities and Exchange Commission by the Registrant on November 29, 2005.

      If you have any questions or comments regarding the foregoing, please contact Clayton E. Parker, Esq., or Christopher J. DeLise, Esq., legal counsel to the Registrant, at 305-539-3300. Thank you for your assistance.

                                     Sincerely,


                                     /s/ Richard Urrea
                                     --------------------------------------
                                     Richard Urrea, Chief Executive Officer